[SOLO CUP COMPANY LETTERHEAD]

June 16, 2006

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Solo Cup Company
Form 10-K for the Fiscal Year Ended January 1, 2006
Form 10-Q for the Fiscal Quarter Ended April 2, 2006
File No. 333-116843

Dear Mr. Decker:

This will acknowledge receipt of your letter dated May 26, 2006. Following is Solo Cup Company’s (the “Company”) response to your comments on our Form 10-K for the fiscal year ended January 1, 2006 (“2005 Form 10-K”) and Form 10-Q for the fiscal quarter ended April 2, 2006, Commission File No. 333-116843. For convenience, the comments in your letter of May 26, 2006 are in italics and our response follows each comment.

Form 10-K for the Fiscal Year Ended January 1, 2006

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. These revisions should be included in your future filings.

Company response:

To the extent practicable, we have included proposed revisions to our original disclosures in this letter and will include them in our future filings as applicable. Please note that our proposed disclosures set forth in this letter assume that the statements would be true at the time we make such future filings.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

2.	Please expand your disclosure to clarify whether your asbestos monitoring and removable program will have a material impact on your results of operations or cash flows.

Company response:

We confirm that we will expand our disclosure in our future filings (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006), in Item 1. Business. Environmental Regulation related to the asbestos monitoring and removal program, by including the underlined text in the sentence below:

“We believe the costs associated with this program will not be material to our business, financial condition, results of operations or cash flows.”

This proposed disclosure assumes that this statement is true at the time we make the future filing. We did not include this disclosure in the Liquidity and Capital Resources section within Management’s Discussion and Analysis because we do not believe that the activities associated with this program represent a known trend, demand, commitment, event or uncertainty that will result in or that is reasonably likely to result in our liquidity increasing or decreasing in any material way, nor do we believe this is a known trend or uncertainty that has had or that we reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as provided in Item 303 of Regulation S-K.

Contractual Obligations, page 28

3.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

Company response:

We confirm that in our future filings (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006), we will provide additional disclosure regarding estimated interest payments on debt and interest rate swap agreements in the table of contractual obligations.

Other Contingencies, page 28

4.	You disclosed that you have entered into agreements with the State of Illinois and the City of Chicago related to the acquisition and development of certain property. You further disclose that you are required to fulfill certain obligations, which if not fulfilled would require you to repay the amounts granted to you. If material, please expand your disclosure to discuss the certain obligations you have under these agreements and the amount you may be required to repay. Please also disclose whether you have recorded any amounts in your financial statements related to amounts you expect to repay, including the periods and line items in which these were recorded. Similarly, please include this information in Note 17 to your financial statements.

Company response:

We confirm that we will expand our disclosure in our future filings (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006), in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations “Liquidity and Capital Resources” by including the underlined text below and will similarly include such disclosure in our notes to the financial statements, as appropriate, for such Annual Report. We will also continue to analyze any related loss contingencies in accordance with SFAS 5 and provide the necessary disclosures based on such guidance. We have not recorded any liability related to this contingency because we believe the likelihood of incurring a liability is not probable.

“The Company has entered into agreements with the State of Illinois (“State”) and the City of Chicago (“City”) relating to the acquisition and development of certain property of the Company located in the City. Pursuant to these agreements, the State and City provided certain grants to the Company, paid certain costs on behalf of the Company and undertook certain obligations relating to the property. Under these agreements, the Company is required to fulfill certain obligations relating to development of the property and retention of a certain number of employees.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

If these obligations were not fulfilled, the Company may be required to repay certain amounts granted or paid by the City or the State, the net impact of which, we believe, would not be material to our business, financial condition, results of operations or cash flows.

This proposed disclosure assumes that such statements are true at the time we make the future filing.

Financial Statements

Statements of Shareholders’ Equity, page 35

5.	You disclosed on page 47 that on January 1, 2004, Solo Illinois revoked their subchapter S status and became a subchapter C Corporation. Please tell us whether Solo Illinois had undistributed earnings on the date their subchapter S status was terminated and how the undistributed earnings were reflected in your financial statements for the fiscal year ended December 31, 2004. Refer to SAB Topic 4:B.

Company response:

Solo Illinois did not have any undistributed S corporation earnings on the date that its subchapter S status was terminated. Accordingly, the guidance in SAB Topic 4:B was not applicable to our facts and circumstances.

Notes to Financial Statements

6.	Please tell us whether you recorded any liabilities related to the closure of certain facilities as part of your integration of SF Holdings. If applicable, please provide any disclosures required by SFAS 146.

Company response:

We closed several Solo Illinois legacy facilities in connection with our integration of SF Holdings. We determined that the related liabilities were not material and all amounts were paid within 12 months of the facility closures. We did not provide any disclosure related to these exit activities under SFAS 146 because we determined that the amounts related to the facility closures were not material.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

(2) Summary of Significant Accounting Policies, page 37

(g) Spare Parts, page 39

7.	You disclosed that during the fourth quarter of your fiscal year ended January 1, 2006, you recognized a $5.8 million reduction of cost of goods sold as a result of capitalizing spare parts inventory, previously expensed related to your Solo Illinois legacy plants. Please tell us what consideration you gave to the guidance in paragraphs 36 and 37 of APB 20. Please also address in your response any consideration given to the guidance in SAB 99.

Company response:

Management’s intent in implementing this change in accounting for spare parts at certain of its plants was to align the methodologies among all of the plants and use the method that conforms most closely to GAAP. We believe the capitalization of spare parts inventory represents the appropriate accounting for such costs, because although there is no specific accounting guidance related to these costs, they clearly meet the definition of an asset within FASB Concepts Statement No. 6, paragraph 25, which states, “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

We considered paragraph 13 of APB 20 in evaluating our accounting for and reporting of the capitalization of spare parts inventory at certain Solo Illinois legacy plants and concluded that this change represented a correction of an error for purposes of applying APB 20 because it resulted from a change from an accounting principle that is not generally accepted to one that is generally accepted. We understand that the guidance in paragraphs 36 and 37 of APB 20 requires that “the correction of an error in the financial statements of a prior period discovered subsequent to their issuance should be reported as a prior period adjustment.” However, we were unable to determine the effect of the error on the financial statements of prior periods because the information necessary to determine the effect (i.e., a costed inventory of spare parts) was not available. Such items had been historically expensed at the time of purchase and no information regarding the amounts on hand at any balance sheet date was available. Therefore, we analogized to paragraph 26 of APB 20 to determine our accounting and reporting for this change. Paragraph 26 of APB 20 provides (in part):

Cumulative effect not determinable. Computing the effect on retained earnings at the beginning of the period in which a change in accounting principle is made may

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

sometimes be impossible. In those rare situations, disclosure will be limited to showing the effect of the change on the results of operations of the period of change (including per share data) and to explaining the reason for omitting accounting for the cumulative effect and disclosure of pro forma amounts for prior years.

Therefore, based on the guidance in paragraph 26, the adjustment was recorded in the period in which the error was identified and we disclosed the effect of the change on the results of operations for the period of change as well as the nature of the adjustment in Note 2 to our Consolidated Financial Statements in our 2005 Form 10-K. The fourth quarter was the first period in which the information required to capitalize these assets was available.

Furthermore, we analyzed the materiality of the adjustment using the guidance in SAB 99, considering both quantitative and qualitative factors, which analysis is set forth in more detail below, and determined that the amounts involved were not material to the financial statements taken as a whole.

Quantitatively, we considered annual trends for gross profit and net income (loss). The adjustment had a 0.23% impact on our 2005 gross profit percentage (“GP%”). The 0.23% improvement in the GP% resulting from reflecting the adjustment to capitalize spare parts in the results for 2005 did not affect the GP% trends for 2004 versus 2005. In that period, GP% decreased by 0.91% (as presented) and by 1.14% excluding the adjustment for spare parts. This decrease in GP% was driven primarily by higher overall raw material and production costs (primarily due to higher resin prices), which is discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2005 Form 10-K.

The annual net income (loss) trend was not affected by the adjustment. Whether we exclude or include the adjustment, the trend was a significant decrease in the annual net loss from 2004 to 2005. The reported net loss for 2005 including the adjustment for spare parts was $8.2 million and the 2004 net loss was $49.9 million. Had the adjustment not been made, the 2005 net loss would have been $11.7 million. Although net income (loss) is an important financial metric, the primary consideration in our analysis was the impact on EBITDA. We do not have publicly traded stock; therefore, our debt holders analyze EBITDA and it is the measure that is of prime importance under our credit facilities.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

We also reviewed the materiality of the adjustment by considering the impact on the EBITDA calculation contained in our credit facilities. We compared quarterly expense for spare parts in 2005 and 2004 to adjusted annual EBITDA. The quarter over quarter difference represented approximately 3.3% of adjusted annual EBITDA. We also compared 4th quarter 2005 pro forma expense (as if we had continued to expense spare parts as purchased for Solo Illinois legacy plants) and actual 4th quarter 2005 expense and the difference represented approximately 2.7% of adjusted annual EBITDA.

Our analysis was performed on an annual basis, which is consistent with Paragraph 29 of APB 28, which states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” To that point, the effect of the spare parts adjustment on the quarter was described in Note 2 to the Financial Statements of our 2005 Form 10-K where our spare parts accounting policy is discussed.

We also considered the following qualitative factors outlined in SAB 99:

•	The spare parts adjustment arose from a change in the method of accounting for spare parts purchases and not due to a change in an estimate.

•	The adjustment does not mask a change in earnings or trends, as the amounts are not material when comparing trailing twelve-month trends. The adjustment also does not mask a trend in the gross profit percentage.

•	The adjustment did not hide a failure to meet analysts’ consensus expectations, as our common stock is not publicly traded; therefore, analysts do not publish consensus expectations on the Company.

•	The adjustment did not result in a loss becoming income or vice versa. The adjustment reduced the reported loss for 2005 by $3.5 million after tax.

•	While this adjustment is presented within the North America segment, and this segment is the largest of our four segments, the adjustment did not significantly modify the reported operating income for the segment.

•	There are no other regulatory requirements that we must meet that rely upon financial results.

•	The adjustment did not affect whether or not we met our debt covenants in our credit facility as of year-end and is not expected to effect whether or not such covenants are met in the future.

•	The adjustment did not affect whether or not management’s incentive compensation targets (bonus or performance option goals) were met.

•	The adjustment did not involve the concealment of an unlawful transaction.

Based upon the forgoing, we concluded that the adjustment resulting from the change in method of accounting for spare parts at certain Solo Illinois legacy plants was not material and the application of paragraph 26 of APB 20 was appropriate in the circumstances.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

(10) Derivative Instruments and Hedging Activities, page 54

8.	Please expand your disclosure to include a description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months. Refer to paragraph 45(b)(2) of SFAS 133.

Company response:

We confirm that we will expand our disclosure in our future filings (beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending July 2, 2006), by including the following in the derivatives footnote:

“Gains and losses are reported in accumulated other comprehensive income and are subsequently reclassified into earnings when the underlying interest payments are recognized in earnings.”

We will also include the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months, as required by paragraph 45(b)(2) of SFAS 133.

(11) Pensions and Other Postretirement Benefits, page 54

9.	Please expand your disclosure to discuss the nature and effect of the amendments to each of the plans recorded during the fiscal year ended December 31, 2004.

Company response:

The amendment to the pension plans recorded during the fiscal year ended December 31, 2004 related to an increase in the annual credit factor used to determine benefits for a certain group of participants in one of our defined benefit plans.

The amendment to the other postretirement benefit plans during the fiscal year ended December 31, 2004 related to a shift in the share of coverage premium costs assumed by all non-union plan participants in one of our retiree medical plans.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

These disclosures will not be included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2006, because our footnote disclosure for SFAS 132(R) will include the fiscal years ended January 1, 2006 and December 31, 2006.

(15) Stock-Based Compensation, page 61

10.	You disclosed that options to purchase shares of your parent’s common stock were granted to employees, some of which are conditional upon achieving certain performance targets. You also disclosed that any accounting impact related to your management investment and incentive compensation plan are recorded in your financial statements. These performance-based options appear to be variable options. Please expand your disclosure to discuss how you have recorded compensation expense related to these performance-based options based on the guidance in APB 25. Please include the line items and amounts of any compensation expense recorded for each period presented.

Company response:

We will clarify our existing disclosure regarding stock-based compensation by including the following in future filings beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending July 2, 2006 (also note our response to comment number 14):

“These performance-based options are accounted for as variable options. In accordance with APB 25, no compensation expense has been recorded related to these awards since the grant dates because the performance goals have not been met and the value of the underlying common stock has not increased in value.”

This statement assumes that no share-based payments are granted, modified, repurchased or cancelled during the period covered by such report.

(23) Guarantors, page 69

11.	Please revise your disclosure to also include a column including the related information for the parent company, the issuer. Refer to Rule 3-10(i) of Regulation S-X.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

Company response:

We confirm that we will include a separate column for the related information for our parent company, Solo Cup Company, a Delaware corporation, in our future filings beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending July 2, 2006.

Item 9A. Controls and Procedures, page 76

12.	Your disclosure states your disclosure controls and procedures “are effective in recording, processing, summarizing and reporting on a timely basis, information required to be disclosed by the Company in the reports that it files under the Exchange Act.” This is an incomplete definition of disclosure controls and procedures. Please revise your disclosure to include the complete definition of disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove this portion of your disclosure in its entirety, and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Company response:

We confirm that we will revise our disclosure in future filings (beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending July 2, 2006), to include the following:

“The Company’s management, with the participation of the Company’s chief executive officer, chief operating officer and chief financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, the Company’s chief executive officer, chief operating officer and chief financial officer concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective.”

This proposed disclosure assumes that this statement is true at the time we make the future filing.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

Form 10-Q for the Fiscal Quarter Ended April 2, 2006

Comments applicable to your overall filing

13.	Please address the comments above in your interim filings on Form 10-Q as appropriate.

Company response:

We have noted in our responses above how we will address the comments in our interim filings on Form 10-Q as appropriate.

Notes to Financial Statements

(12) Share-Based Payment, page 12

14.	Please expand your disclosure to include the disclosure requirements pursuant to paragraph 84 of SFAS 123(R) for your fiscal quarter ended March 31, 2005.

Company response:

We do not believe this disclosure is required because the Company is a nonpublic entity as defined under SFAS 123(R). Therefore, we followed the guidance in paragraph 85 of SFAS 123(R) because we had used the minimum value method for pro forma disclosure purposes under the original provisions of SFAS 123. Pursuant to paragraph 85, we discontinued providing the pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 21

15.	Please expand your disclosure to state whether you were in compliance with your debt covenants during the fiscal quarter ended April 2, 2006.

Company response:

We confirm that we were in compliance with our debt covenants for the fiscal quarter ended April 2, 2006. In our future filings (beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending July 2, 2006), we will disclose whether we were in compliance with our debt covenants during the period covered by the report.

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

June 16, 2006

In addition, this will confirm, and the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please call me at 847-579-3238.

Very truly yours,

SOLO CUP COMPANY

By:	/s/ Susan H. Marks
Susan H. Marks
Executive Vice President and Chief Financial Officer

cc:	Meagan Caldwell, Securities and Exchange Commission
Scott Watkinson, Securities and Exchange Commission